UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT UNDER SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2014

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 0-26001

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Profit Incentive Bonus Plan of

Hudson City Savings Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson City Bancorp, Inc.

West 80 Century Road

Paramus, NJ 07652

Profit Incentive Bonus Plan of Hudson City Savings Bank

Report of Independent Registered Public Accounting Firm

The Board of Directors

Hudson City Bancorp, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/KPMG LLP

New York, New York

June 29, 2015

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Statements of Net Assets

Available for Benefits

December 31, 2014 and 2013

	December 31, 2014	December 31, 2013
Assets
Investments, at fair value:
Mutual funds (Note 9)	$34,146,849	$29,917,758
Stable Value Funds (Notes 9 and 10)	20,058,030	13,951,689
Hudson City Bancorp, Inc. Common Stock Fund (Note 9)	24,303,295	30,130,649

Total investments, at fair value	78,508,174	74,000,096

Receivables:
Participant loans receivable (Note 7)	710,197	575,220
Employer contribution receivable	413,404	486,075
Interest and other receivables	39	37

Total receivables	1,123,640	1,061,332

Total assets	79,631,814	75,061,428

Liabilities
Fee payable	8,694	8,691

Net assets available for benefits at fair value	79,623,120	75,052,737

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(349,819)	(265,558)

Net assets available for benefits	$79,273,301	$74,787,179

See accompanying notes to financial statements

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Statements of Changes in Net Assets

Available for Benefits

Years Ended December 31, 2014 and 2013

	December 31,	December 31,
	2014	2013
Additions to net assets attributable to:
Investment income:
Interest	$27,178	$26,688
Dividends	1,848,699	1,498,774
Net realized gains (losses) and changes in net unrealized appreciation (Note 9)	3,286,108	8,407,954

Total investment income	5,161,985	9,933,416

Contributions:
Employer contributions	413,404	486,075
Employee contributions	2,571,810	2,318,934
Rollovers	582,151	564,147

Total contributions	3,567,365	3,369,156

Total addition to net assets	8,729,350	13,302,572

Deduction from net assets attributable to:
Participant benefits	4,216,904	3,672,355
Administrative expenses (Notes 1 and 6)	25,003	42,740
Other disbursements	1,321	7,466

Total deductions	4,243,228	3,722,561

Increase in net assets available for benefits	4,486,122	9,580,011

Net assets available for benefits:
Beginning of year	74,787,179	65,207,168

End of year	$79,273,301	$74,787,179

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of Plan

The following plan information provides only a general description of the provisions of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the “Plan”). The Summary Plan Description or Plan Document should be referred to for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a participant-directed, defined contribution profit-sharing plan sponsored by Hudson City Savings Bank (the Bank) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

A full-time employee becomes eligible to participate on the first of the month following the third month of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of three months, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined.

On August 27, 2012, the Hudson City Bancorp, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with M&T Bank Corporation (“M&T”) and Wilmington Trust Corporation (“WTC”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into WTC, with WTC continuing as the surviving entity.

On four occasions, the Company and M&T have agreed to extend the date after which either party may elect to terminate the Merger Agreement, with the latest extension to October 31, 2015. Each extension was documented with an amendment to the Merger Agreement and the most recent amendment, Amendment No. 4, provides that the Company may terminate the Merger Agreement at any time if it reasonably determines that M&T is unlikely to be able to obtain the requisite regulatory approvals in time to permit the closing to occur on or prior to October 31, 2015. Amendment No. 4, and applicable provisions from the prior amendments, permit the Company to take certain interim actions without the prior approval of M&T, including with respect to the Bank’s conduct of business, implementation of its Strategic Plan, retention incentives and certain other matters with respect to Bank personnel, prior to the completion of the Merger. There can be no assurances that the Merger will be completed by October 31, 2015 or that the Company will not exercise its right to terminate the Merger Agreement in accordance with its terms. The impact of the potential Merger on the Plan has yet to be determined.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

The Plan maintains an account for each participant. Participants can elect to receive the Bank’s profit-sharing bonus in cash and/or defer it into the Plan. Each participant is fully vested in participant contributions. Non-elective employer contributions vest at the rate of 20% per year until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

Forfeitures are applied to reduce the Plan’s administrative expenses. In 2014 and 2013, $86 and $3,555, respectively, of forfeitures were used to offset the plan’s administrative expenses. At December 31, 2014 and 2013, there were $141 and $68, respectively, of forfeitures that were available to reduce the Plan’s future administrative expenses.

Each participant’s account is credited with the respective contribution and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

(b)	Administration

The Human Resources and Benefits Committee, as appointed by the Board of Directors of the Plan Sponsor, is responsible for administering Plan operations. The Committee is named fiduciary, which has the authority to control and manage the operation and administration of the Plan. In addition, they have authority over the Plan’s investments.

(c)	Contributions

Participants are eligible to make pre-tax and after-tax contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations. Total pre-tax contributions may not exceed the Internal Revenue Service annual limit, which was $17,500 for both 2014 and 2013. Participants age 50 or over may contribute an additional tax-deferred contribution subject to an annual limit of $5,500 for both 2014 and 2013.

The Bank may allow participants to enter into a special contribution agreement to make contributions up to 100% of cash bonuses paid on a uniform and non-discriminatory basis that are made for such participants during the Plan Year.

Participants in the Plan may designate the funds into which their contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

Participants may make rollover contributions to the Plan, which represent distributions from a qualified IRA or other qualified plan.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

The Plan provides for automatic escalating enrollment for all new participants. If an employee meets the Plan’s eligibility requirements, automatic enrollment begins at a pre-tax contribution rate of 2% of eligible compensation, as defined in the Plan Document, and is increased 1% each year up to 6%, unless the participant elects otherwise. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.

(d)	Investment Elections

Each participant may direct his or her account into one or more of 21 investment options offered by the Plan or in the Hudson City Bancorp, Inc. Common Stock Fund, a self-directed investment option. The Plan allows participants to change their investment election at any time unless restrictions are placed on a specific fund. In addition, the Plan allows participants to change their contribution percentage at any time.

(e)	Benefit Payments

Under the terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in equal annual installments over a period not to exceed 15 years. If the vested balance of a participant’s account balance is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp common stock, which are held in the Hudson City Bancorp, Inc. Common Stock Fund. Participants may receive either the entire portion of their interest in the Hudson City Bancorp, Inc. Common Stock Fund in shares of Hudson City Bancorp common stock, in cash, or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp common stock that they may receive will be the number of whole shares attributable to their interest in the Hudson City Bancorp, Inc. Common Stock Fund. Any remaining amount distributed will be paid in cash.

(f)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance, subject to certain restrictions as set forth in the Plan Document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets, in accordance with U.S. Generally Accepted Accounting Principles.

(b)	Fair Value Measurement of Investments

U.S. GAAP defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Plan uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Plan did not have any liabilities that were measured at fair value at December 31, 2014 or 2013. The Plan’s investments are recorded at fair value on a recurring basis. Additionally, from time to time, the Plan may be required to record at fair value other assets or liabilities on a non-recurring basis.

In accordance with U.S. GAAP, the Plan groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•	Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The Plan bases its fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

(c)	Investment Valuation and Income Recognition

The Plan’s mutual fund investments are stated at net asset value which represents the fair value of the securities held in such funds and quotes are readily available. The investment in Hudson City Bancorp, Inc. Common Stock Fund is comprised of the Hudson City Bancorp common stock and a money market fund, and is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Management Trust Company (the “Trustee”), which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Securities transactions are recognized on the trade date (the date the order to buy or sell is executed).

As described in ASC Topic 946-210-45-9, Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan’s investment in the Fidelity Advisor Stable Value Portfolio Class I Fund (“Stable Value Fund”) is deemed to be fully benefit-responsive. The fair value of fully benefit-responsive investment contracts in the Stable Value Fund is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, the appropriate discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(d)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Investment in the Hudson City Bancorp, Inc. Common Stock Fund amounted to $24,303,295 and $30,130,649 at December 31, 2014 and 2013, respectively. This represents approximately 31.0% and 40.7% of total investments at December 31, 2014 and 2013, respectively.

(e)	Payments of Benefits

Benefits are recorded when paid.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

(f)	Use of Estimates

In preparing the Plan financial statements in conformity with U.S. GAAP, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(g)	Subsequent Events

Management has evaluated events and transactions through the date these financial statements were issued and determined that no additional disclosure or adjustments were necessary.

(3)	Plan Amendments

There were no Plan amendments during the years ended December 31, 2014 and 2013.

(4)	Federal Income Taxes

The Plan has adopted an approved prototype plan, which received an Internal Revenue Service (“IRS”) determination letter dated March 31, 2008, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the “IRC”), and therefore are exempt from federal taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2011.

(5)	Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. The impact of the potential Merger on the Plan, described in footnote number one, has yet to be determined.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses incurred in providing administrative services by external service providers, are paid from Plan assets. Expenses paid by the Plan include recordkeeping and trustee’s fees. However, investment management and audit services are paid by the Plan Sponsor. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are reflected in the net asset value of the funds and included in net realized gains (losses) and changes in net unrealized appreciation in fair value of investments.

(7)	Participant Loans Receivable

A participant, in case of need, may apply to the Plan administrator for a loan in an amount equal to or less than 50% of the vested account balance, from a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the participant’s account. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably through payroll deductions. At both December 31, 2014 and 2013, the interest rates on these loans ranged from 4.25% to 8.50%. At December 31, 2014 and 2013, maturities ranged from April 16, 2015 through March 16, 2020, and from April 28, 2014 through April 30, 2019, respectively.

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of the Trustee, Fidelity Investment International Operations Company, Inc. (Fidelity). Fidelity is also the recordkeeper. In addition, the Plan invests in shares of common stock issued by the Company. Therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee and affiliates of the Trustee, excluding fees reflected as a reduction to the investment return of the individual investment funds, amounted to approximately $25,000 and $42,700 for the years ended December 31, 2014 and 2013, respectively.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

(9)	Investments

Individual investments in excess of 5% of the fair value of net assets available for benefits at December 31, 2014 and 2013 are as follows:

	2014		2013
	Shares	Fair Value	Shares	Fair Value

Hudson City Bancorp, Inc. Common Stock	2,304,623	$23,322,785	3,077,733	$29,023,022
Fidelity Advisors Stable Value Portfolio Class I	19,708,211	20,058,030	13,686,131	13,951,689
Invesco S&P 500 Index Fund Class A	343,401	7,599,454	342,332	6,785,018
Morgan Stanley U.S. Government Securities Trust Fund Class A	670,416	5,966,702	594,373	5,129,435
Van Kampen Comstock Fund Class A	191,587	4,889,308	176,201	4,188,307

For the years ended December 31, 2014 and 2013, the Plan’s net realized gains (losses) and changes in unrealized appreciation in fair value of investments is as follows:

	2014	2013
Mutual funds:
Net realized gains (losses) and changes in unrealized appreciation in fair value of investments	$1,344,773	$5,237,965

Hudson City Bancorp, Inc. Common Stock Fund:
Net realized gains (losses) and changes in unrealized appreciation in fair value of investments	1,941,335	3,169,989

Net realized gains (losses) and changes in unrealized appreciation in fair value of investments	$3,286,108	$8,407,954

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2014:

Description	Assets Measured at Fair Value at 12/31/2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in mutual funds:
Balanced	$9,734,730	9,734,730	—	—
Equity	18,445,417	18,445,417	—	—
Fixed Income	5,966,702	5,966,702	—	—
Investments in Stable Value Fund	20,058,030	—	20,058,030	—
Investments in Hudson City Bancorp, Inc. Common Stock Fund: (a)
Hudson City Bancorp, Inc. Common Stock	23,322,785	23,322,785	—	—
Fidelity Money Market Fund	980,510	980,510	—	—

Total	$78,508,174	58,450,144	20,058,030	—

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2013:

Description	Assets Measured at Fair Value at 12/31/2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in mutual funds:
Balanced	$7,690,377	7,690,377	—	—
Equity	17,097,946	17,097,946	—	—
Fixed Income	5,129,435	5,129,435	—	—
Investments in Stable Value Fund	13,951,689	—	13,951,689	—
Investments in Hudson City Bancorp, Inc. Common Stock Fund: (a)
Hudson City Bancorp, Inc. Common Stock	29,023,022	29,023,022	—	—
Fidelity Money Market Fund	1,107,627	1,107,627	—	—

Total	$74,000,096	60,048,407	13,951,689	—

(a)	The Company determined the Hudson City Bancorp, Inc. Common Stock Fund consists of shares of Hudson City Bancorp, Inc. common stock that are valued at the current market price per share and a money market fund for liquidity purposes.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: the mutual funds are recorded at net asset value which represents the fair value of the securities held in such funds and quotes are readily available. There are no restrictions on redemptions.

Stable Value Fund: the Stable Value Fund invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

Hudson City Bancorp, Inc. Common Stock Fund: The fair value of the Hudson City Bancorp, Inc. Stock Fund is based on the combined year end closing price of Hudson City Bancorp, Inc. common stock and monies held in a Fidelity money market fund used to meet daily liquidity needs. Both securities are valued based on the quoted market price of shares trading in active markets held by the Plan at year end. The Hudson City Bancorp, Inc. Common Stock Fund is tracked on a unitized basis, which allows for daily settling of trades by participants.

The Plan had no transfers of investments between the levels of fair value hierarchy during the years ended December 31, 2014 and 2013. Also, the Plan held no Level 3 investments during the years ended December 31, 2014 and 2013.

(10)	Stable Value Fund

The Plan is invested in the Fidelity Advisor Stable Value Class I Fund (the “Fund”), a common/collective trust that invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments, which are benefit responsive.

The fair value of the Fund is calculated by applying the Plan’s ownership interest in the Fund to the total reported net asset value at fair value of the Fund at the end of the reporting period. The underlying assets owned by the Fund primarily consist of fixed income securities, asset-backed securities and synthetic guaranteed investment contracts (“wrap contracts”). The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are valued using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.

The Plan’s investment in the Fund, which is a stable value pooled fund and carries a “benefit responsiveness” feature that allows plan participants to make exchanges or request benefit payment at contract value. The Fund satisfies the requirements to be “fully benefit-responsive” investment contract and is eligible for contract value accounting treatment prescribed by ASC Subtopic 962-325 “Investments – Other”, which requires that fully benefit-responsive investment contracts held in a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2014 and 2013

The average market yield earned by the Fund was 1.65% for 2014 and 1.76% for 2013.

The yield credited to participants by the Fund was 0.99% for 2014 and 0.90% for 2013.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the fund which invests in fully benefit-responsive investment contracts. Such events could include, but are not limited to, the following: premature termination of contracts by this fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and a failure of the Plan to qualify under the applicable sections of the IRC. The Plan Administrator does not believe that the occurrences of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$79,273,301	$74,787,179
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	349,819	265,558

Net assets per the Form 5500	$79,623,120	$75,052,737

Increase in net assets available for benefits	$4,486,122	$9,580,011
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	84,261	(171,194)

Net income per the Form 5500	$4,570,383	$9,408,817

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issue		Description of Investment	Number of Shares or Units	Fair Value

*	Fidelity Advisors Funds	Fidelity Advisors Stable Value Portfolio
		Class I	19,708,211	$20,058,030

	Morgan Stanley Funds	Morgan Stanley U.S. Government
		Securities Trust Fund Class A	670,416	5,966,702

	Invesco Advisors Funds	Invesco S&P 500 Index Fund
		Class A	343,401	7,599,454

	Van Kampen Funds	Van Kampen Comstock Fund

		Class A	191,587	4,889,308

	Van Kampen Funds	Van Kampen Equity & Income Fund

		Class A	299,349	3,101,256

	Invesco Advisors Funds	Invesco Global Core Equity Fund

		Class A	126,313	1,724,173

*	Fidelity Advisors Funds	Fidelity Advisors Mid Cap Fund

		Class T	71,874	2,328,730

*	Fidelity Advisors Funds	Fidelity Advisors Balanced Fund

		Class T	136,436	2,638,671

*	Fidelity Advisors Funds	Fidelity Advisors Value Strategies Fund

		Class T	47,511	1,903,752
*	Fidelity Advisors Funds	Fidelity Advisors Freedom Income Fund
		Class T	5,878	64,188
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2005
		Class T	4,222	50,198
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2010
		Class T	14,085	175,221
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2015
		Class T	24,262	301,331
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2020
		Class T	92,934	1,222,086
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2025
		Class T	33,753	437,781
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2030
		Class T	56,354	774,303
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2035
		Class T	33,205	434,655
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2040
		Class T	12,752	179,682

(continued)

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issue		Description of Investment	Number of Shares or Units	Fair Value

*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2045
		Class T	8,014	$86,707

*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2050
		Class T	16,787	180,463

*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2055
		Class T	7,609	88,188

		Total investment in mutual and stable value funds		54,204,879

*	Hudson City Bancorp, Inc. Common Stock Fund	Hudson City Bancorp, Inc. Common Stock Fidelity Money Market Fund	2,304,623 980,510	23,322,785 980,510

*	Participant Loans Receivable (a)		—	710,197

		Total other investments		25,013,492

		Total investments per Form 5500		$79,218,371

*	A party-in-interest as defined by ERISA
(a)	As of December 31, 2014 interest rates on these loans ranged from 4.25% to 8.50% with maturities ranging from April 16, 2015 through March 16, 2020.

See accompanying report of independent registered public accounting firm.

SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of

Hudson City Savings Bank

Date:	June 29, 2015	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator
Senior Vice President and Human
Resources Officer
Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of Independent Registered Public Accounting Firm	Page 19